DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

April 30, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      DISH Network Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009

File No. 0-26176

Dear Mr. Spirgel:

Per the telephone conversion between Sharon Virga and Brandon Ehrhart, Vice President and Associate General Counsel of DISH Network, on Wednesday, April 29, 2009, DISH Network Corporation plans to respond to the comments contained in the April 22, 2009 letter from the Securities and Exchange Commission on or before May 20, 2009.  Should you have any questions or concerns, please feel free to contact me at (303) 723-1285.

Sincerely,

/s/ Robert E. Olson

Robert E. Olson
Executive Vice President and
Chief Financial Officer

cc:           Kyle Moffatt, SEC
Sharon Virga, SEC